Page 1 of 10

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20459

                           _________

                           FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

     (Mark One)
         X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended     June 30, 1998

                               OR

        ___   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
              REQUIRED)

  For the transition period from___________to____________________.

           Commission file number              33-48052

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              DIMON INCORPORATED PERSONAL ACCOUNT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DIMON Incorporated
                         512 Bridge Street
                      Danville, Virginia 24541

                      REQUIRED INFORMATION





The following financial statements are furnished for the plan:


                             INDEX

                                                            Page
                                                           ------

Signature                                                    3

Report of Independent Auditors                               4

Statement of Asset and Liability as of June 30, 1998
 and 1997                                                    5

Statement of Changes in Plan Liability Accounts -
 Years Ended June 30, 1998 and 1997                          6


Notes to Financial Statements                              7 - 9

Exhibit 24                                                   10


                           Signature


    Pursuant to the requirements of the Securities Exchange
Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        DIMON INCORPORATED
                        Personal Account Plan





                        By   /s/ James A. Cooley
                        James A. Cooley
                        Senior Vice President and Treasurer

Date: September 28, 1998

SNEAD AND
 WILLIAMS,
  P.L.L.C.                      Certified Public Accountants
_____________________________________________________________







                 REPORT OF INDEPENDENT AUDITORS


To the Plan Administrator
DIMON Incorporated Personal Account Plan

We have audited the accompanying statements of asset and liability of the DIMON Incorporated Personal Account Plan as of June 30, 1998 and 1997, and the related statements of changes in plan liability accounts for the years ended
June 30, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of DIMON Incorporated Personal Account Plan at
June 30, 1998 and 1997, and the changes in plan liability accounts for the years ended June 30, 1998 and 1997 in conformity with generally accepted accounting principles.


/s/  Snead and Williams, P.L.L.C.











July 13, 1998
Danville, Virginia


          DIMON INCORPORATED PERSONAL ACCOUNT PLAN

             STATEMENT OF ASSET AND LIABILITY

                 June 30, 1998 and 1997
                      ______________



ASSET                                                     1998           1997
-----                                                 -----------     -----------

 Receivable from DIMON Incorporated
  (Cost $3,809,264, 1998 and $3,248,307, 1997)........$ 3,809,264     $ 3,248,307




LIABILITY
---------
  Plan liability accounts.............................$  3,809,264    $ 3,248,307


















The accompanying notes are an integral part of these financial statements.


          DIMON INCORPORATED PERSONAL ACCOUNT PLAN

        STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

               Years Ended June 30, 1998 and 1997
                      ______________




ADDITIONS                                                 1998           1997
---------                                             -----------     -----------

Beginning of year amount..............................$3,248,307      $11,375,864

Interest income.......................................   245,300          398,071

Participant contributions............................. 2,501,148        3,214,730
                                                      -----------     ------------

                                                       5,994,755       14,988,665

DEDUCTIONS
Participant withdrawals............................... 2,185,491       11,740,358
                                                      -----------     ------------

Plan liability accounts at
 end of period........................................$3,809,264       $3,248,307
                                                      ===========     ============
















The accompanying notes are an integral part of these financial statements.

            DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                 NOTES TO FINANCIAL STATEMENTS
                      ______________



Note A - Significant Accounting Policies
----------------------------------------


Basis of Accounting
-------------------

The accounting records of the Plan are maintained on the accrual basis.


Valuation of Investment
-----------------------

The receivable from DIMON Incorporated is valued at fair value. Fair value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.


Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principals requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.



Note B - Description of the Plan
--------------------------------

The following description of the DIMON Incorporated Personal
Account Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.


General
-------

The Plan is a voluntary employee plan through which any eligible participant can loan funds to DIMON Incorporated ("DIMON") for an indefinite period, in exchange for DIMON's obligation to pay the employee interest on such funds until the loan is repaid by DIMON on the employee's demand. The funds may be used by DIMON for any corporate purpose and will be classified as general obligations of DIMON with no special status. The funds are not held in trust and are subject to forfeiture should DIMON be unable to repay the loans.

The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Funds deposited with DIMON are neither guaranteed nor insured by DIMON nor any federal or state agency.

           DIMON INCORPORATED PERSONAL ACCOUNT PLAN


                 NOTES TO FINANCIAL STATEMENTS
                      ______________


Note B - Description of the Plan - Continued
--------------------------------------------


Participation
-------------

Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.


Participant Contributions
-------------------------

Participants may contribute any amount to the Plan.
Limitations, however, may be announced as to the total of future contributions which can be made by the participants.


Investments
-----------

Upon receipt of the participants' contributions, amounts are invested with DIMON Incorporated as a general creditor with interest earned at announced rates. The announced rate was 6.50% and 6.31% (average) per annum for the years ended June 30, 1998 and 1997, respectively.


Participants withdrawals
------------------------

Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or his designee. Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.


Plan Liability Accounts
-----------------------

A plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan. Each plan liability account represents an obligation of DIMON
Incorporated.


Vesting
-------

Each participant will at all times have a 100% vested
(nonforfeitable) interest in the receivable from DIMON
Incorporated as to their respective balances of their contributions, net of withdrawals, with earned interest.

           DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                 NOTES TO FINANCIAL STATEMENTS
                      ______________


Note B - Description of the Plan - Continued
--------------------------------


Plan Expenses
-------------

All expenses of administering the Plan are paid by DIMON
Incorporated.


Plan Termination
----------------

The Plan may be modified or terminated at any time upon written notice to the participants. In the event the Plan terminates, the Administrator must distribute funds to satisfy all DIMON Incorporated obligations to the Plan.


Note C - Plan Participants
--------------------------

The number of participants at June 30, 1998 and 1997, was 117 and 121, respectively.


Note D - Income Tax Status
--------------------------

The Plan is not, and is not intended to be, qualified under
Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan. All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.